EXHIBIT 99.1

NANOBIOTIX to Announce Third Quarter 2023 Operational and Financial Update on November 13, 2023

Conference call and webcast scheduled for Tuesday, November 14, 2023, at 2:00 pm. CET / 8:00 am ET

PARIS and CAMBRIDGE, Mass., Nov. 09, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announced today that it will report its financial results for the third quarter ended September 30, 2023, on Monday, November 13, 2023, after the close of the US market.

This release will be followed by a conference call and webcast on Tuesday, November 14, 2023, at 8:00 AM ET / 2:00 PM CET. During the call, Laurent Levy, chief executive officer, and Bart van Rhijn, chief financial officer, will briefly review the Company’s operational progress, provide an update on business activities for the third quarter of 2023, and review the latest data presented at the 2023 Annual Congress of the European Society for Medical Oncology (ESMO), before taking questions from participants.

Details for the call are as follows:

Live (US): 1-888-886-7786
Live France: 0 800 916 834
Live (international): 1-416-764-8658
Call me™: click here

Participants can use guest dial-in numbers above and be answered by an operator or they can click the Call me™ link for instant telephone access to the event (dial-out). The Call me™ link will be made active 15 minutes prior to scheduled start time. A live webcast of the call may be accessed by visiting the investors section of the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior the event start. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the Company’s website.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Attachment

  2023-11-09 -- NTBX -- 3Q23 Save-the-Date -- FINAL (https://ml.globenewswire.com/Resource/Download/49928a79-46c5-49d8-bc7e-0c533594be60)